Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2009		2008		2007		2006		2005

Income before Taxes & Cumulative Effect of Change In Accounting Principle	$52,610		$4,007		$(32,041)		$65,709		$110,594
Plus: Fixed Charges Interest expense
Deposits	79,473		152,452		191,415		173,380		122,212
Other	50,958		91,997		171,116		154,334		90,371

Total	130,431		244,449		362,531		327,714		212,583

Rent Expense	5,186		4,523		3,574		3,423		2,309

Total Fixed Charges	135,617		248,972		366,105		331,137		214,892

Earnings	$188,227		$252,979		$334,064		$396,846		$325,486

Ratio of Earnings to fixed charges
Including interest on deposits	1.39	x	1.02	x	0.91	x	1.20	x	1.51	x
Excluding interest on deposits	1.94	x	1.04	x	0.82	x	1.42	x	2.19	x

Fixed charges	135,617		248,972		366,105		331,137		214,892

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.39	x	1.02	x	0.91	x	1.20	x	1.51	x
Excluding interest on deposits	1.94	x	1.04	x	0.82	x	1.42	x	2.19	x